

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 7, 2007

Mr. Jeffrey R. Bailey
Chief Executive Officer
Tengasco, Inc.
10215 Technology Drive N.W.
Knoxville, TN 3732-3379

> **Re:** **Tengasco, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **Response Letter Dated October 16, 2007**
> **File No. 1-15555**

Dear Mr. Bailey:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Properties, page 21

Reserve Analyses, page 23

1.   We have read your response to prior comment 2, regarding the non-GAAP disclosure requirements of Item 10(e) of Regulation S-K. You state that your table showing the standardized measure of discounted future net cash flows on page F-32 "…does not include *values* for the proven producing category but includes only volumes for that category." The guidance in paragraph 30 of SFAS 69 requires that you include cash flows (i.e. values) associated with all proved

reserves (i.e. volumes), in computing the standardized measure of discounted future net cash flows.

Please explain how it is possible that you have included the volumes but no corresponding values for your producing properties in the table.

Since the PV-10 measures described are not GAAP measures, you should include a tabular disclosure under this heading reconciling both non-GAAP measures to the most closely related GAAP measure. However, given that you have determined that you will incur zero taxes for all future production of current reserves, we do not see the point of describing the measure that reflects development and production of all reserves as PV-10, since it does not differ from the GAAP measure. Please label GAAP measures with GAAP terminology. You may discuss how your particular measure relates to a PV-10 measure if you believe this would be meaningful.

As for the non-GAAP measure related to your producing properties, please show the portion of your standardized measure of discounted future net cash flows that is attributable to non-producing properties as a reconciling item. Also disclose with your reconciliation the assumptions you have made about the timing of future development and production, and your reasons for focusing on currently producing properties.

Financial Statements

Note 1- Summary of Significant Accounting Policies, page F-9

Inventory, page F-10

2.   We note your response to prior comment 3, indicating that prior to 2006 you were unable to keep track of your costs of inventory, and had therefore decided to report crude oil inventory at market value. Tell us why your internal controls have not allowed for accounting of inventory at actual costs; and explain your basis for concluding that your internal controls were effective, given this limitation. Submit a rollforward of your crude oil inventory showing all changes in quantities for each period, and the balances at each reporting date, covering the last three years and subsequent interim period. Include the values ascribed to each change depicted in the table, describe the source of all such valuations, and provide your materiality calculations.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Financial Statements

Note 5- Related Party Transactions, page 10

3.   We note you entered into a drilling program on September 17, 2007 with
        Hoactzin Partners, LP for ten wells to be drilled in Kansas. We understand that
        Hoactzin will receive all the working interest in the ten wells, plus a 75% net
        profits interest in a methane extraction project, in exchange for a stipulated
        amount per well, dependent upon whether it is a productive or non-productive
        well.

        We also understand that Hoactzin has the option to exchange up to 20% of its net
        profits interest in your subsidiary's methane extraction project for shares of your
        convertible preferred stock if the drilling program and methane project together
        fail to return net revenues equal to 25% of the actual drilling program purchase
        price by December 31, 2009; and that there are similar options covering each
        subsequent year.

        Please expand your disclosure to include details about and to discuss your
        obligations under the drilling program and the methane extraction project. Also
        disclose the accounting you will apply to this arrangement, including Hoactzin's
        conversion right. In preparing your disclosures, please be sure to address the
        following points.

        ●   Disclose the nature and status of the methane extraction project, amount of
                funding, time and steps necessary to complete the project, your interests in
                any related property, and the manner by which revenues will be generated.

        ●   Disclose the extent of your responsibilities for completing the ten well
                drilling program, when you plan to drill each well, your expectations
                about the costs you will incur, and the timing of proceeds to be received
                from Hoactzin.

        ●   Disclose the amount of funding you have received from Hoactzin as of the
                balance sheet date, and your handling of these amounts in the accounts.
                Since you have guaranteed performance of any productive wells and the
                methane extraction project, in terms of the purchase price, it should be
                clear how you will account for the funds received pending resolution of
                this uncertainty.

        ●   Disclose the amounts you have capitalized for the properties associated
                with the ten well drilling program and the methane extraction project.

- Disclose the terms of the convertible preferred shares that may become issuable under the arrangement, including the conversion price and number of common or other shares into which they are convertible, conditions under which conversion may be elected or required, and the manner of determining the liquidation value for each successive conversion option and its significance in conversion.

- Disclose the manner by which you will report management fees received under this arrangement, and your rationale for the policy described.

We urge you to consider the guidance in Rule 4-10(c)(6) of Regulation S-X, as it relates to property conveyances, drilling arrangements, and fees received for services. It should be clear from your response and the disclosures you propose, how you have applied this guidance in formulating your accounting methodology. Since the funds from Hoactzin may ultimately result in the issuance of convertible preferred shares, please be sure to explain how this potential equity characterization is captured in your methodology.

Engineering Comments

Risk Factors, page 15

4.   We have reviewed your response to prior comment seven, concerning the risk of reserve revisions. You indicate that a portion of the negative reserve revision was due to 1) sale of properties and 2) the removal of quantities in the PUD and PDNP reserve classifications. Revisions of estimated reserves do not include acquisitions or sales of reserves, and are therefore not appropriately covered by a risk factor about revisions. This term is defined in paragraph 11(a) of SFAS 69 as being a change in a previous estimate of proved reserves that is attributable to new information, generally related to development drilling, production history and economic factors. The suggested risk factor in our prior comment was based on your history of negative reserve estimate revisions, which appear to have been due to poorer than expected performance in some instances. The risk of not finding or acquiring new reserves is a completely different issue which should be addressed separately. We reissue prior comment seven.

Properties, page 21

5.   We have reviewed your response to prior comment eight, regarding the disclosure requirements for principal (materially important) properties, and for properties

which are of major significance. Based on our review of your reserve report, it appears that the Croffoot, Harrison A, Lewis and Kraus A leases may be appropriately considered *principal* properties. Therefore, disclosure about your Kansas properties should include specific information pertaining to these properties. If you do not have properties of *major significance*, more detailed information and maps for those properties would not be required. However, information about production, reserves, locations, development and the nature of your interest is required for your principal (materially important) properties, regardless of whether these are also of major significance. Please revise your document to comply with Instruction 3 of Item 102 of Regulation S-K.

Supplemental Oil and Gas Information (Unaudited), page F-30

Oil and Gas Reserves, page F-31

6.   We have reviewed your response to prior comment nine, including the additional disclosure you have proposed. The text submitted appears to characterize all changes in your total reserve estimate as revisions, with subcategories. Since *revisions* are a separate category of change defined in paragraph 11(a) of SFAS 69, your disclosure should differentiate between revisions, as defined, and each of the other types of change identified in paragraph 11(a) through (f). For example, a sale of reserves, such as that which occurred in 2005, is a different category of a reserve change than a change in a prior reserve estimate (these generally result from new information attributable to development drilling, production history, and economic factors). Therefore, the explanations for the downward revision in gas reserves should not include the sale of reserves as part of the explanation of the revision line-item category. Any changes that are required to be reported on separate lines in the table should be accompanied by distinct explanations, as appropriate, when the changes depicted are significant. Please revise your proposed changes to have separate explanations of significant reserve changes for each line-item category, consistent with the guidance in paragraph 11 of SFAS 69.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me with any other questions.

Sincerely,

Karl Hiller
Branch Chief